82-3138

BAE SYSTEMS



With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 27,774,824
Bank of New York Nominees Ltd - 5,141,580
Chase Nominees Ltd - 90,544,853
BT Globenet Nominees Ltd - 2,111,691
Midland Bank plc - 34,760,633
Deutsche Bank Mannheim - 7,600
Bankers Trust - 9,316,133
Barclays Bank - 4,493,786
Citibank London - 3,384,738
Nortrust Nominees - 24,891,708
Royal Bank of Scotland - 107,400
MSS Nominees Ltd - 410,550
State Street Bank & Trust Co - 145,000
RBSTB Nominees Ltd - 16,500
Deutsche Bank AG - 12,900
HSBC Bank plc - 37,100
ROY Nominees Limited - 237,300
Mellon Nominees (UK) Limited - 2,934,009

Capital International Limited:
State Street Nominees Ltd - 2,949,400
Bank of New York Nominees - 25,275,115
Northern Trust - 3,160,525
Chase Nominees Ltd - 22,808,756

Midland Bank plc - 711,600
Bankers Trust - 9,695,700
Barclays Bank - 758,579
Citibank London - 953,300
Morgan Guaranty - 1,567,200
Nortrust Nominees - 15,494,738
Royal Bank of Scotland - 233,200
MSS Nominees Ltd - 1,050,000
State Street Bank & Trust Co - 2,139,400
Lloyds Bank - 451,400
Deutsche Bank AG - 5,109,907
HSBC Bank plc - 3,924,100
Mellon Bank N.A. - 795,103
Northern Trust AVFC - 294,300
KAS UK - 190,900
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 1,458,822
Clydesdale Bank plc - 748,100

Capital International S.A.:
State Street Nominees Ltd - 124,900
Bank of New York Nominees - 532,247
Chase Nominees Ltd - 7,565,029
Credit Suisse London Branch - 324,200
Midland Bank plc - 1,798,200
Barclays Bank - 2,147,600
Citibank London - 297,000
Brown Bros - 141,300
Nortrust Nominees - 191,900
Morgan Stanley - 223,200
Royal Bank of Scotland - 6,506,694
MSS Nominees Ltd - 147,800
JP Morgan - 6,608,600
State Street Bank & Trust Co - 439,300
National Westminster Bank - 540,900
Lloyds Bank - 348,600
Vidacos Nominees Ltd - 633,505
RBSTB Nominees Ltd - 176,000
Citibank NA - 67,400
Deutsche Bank AG - 1,364,692
HSBC Bank plc - 1,499,000

Capital International, Inc:
State Street Nominees Ltd - 6,202,500
Bank of New York Nominees - 1,243,000
Chase Nominees Ltd - 5,865,200
Midland Bank plc - 404,200
Deutsche Bank Mannheim - 57,100
Bankers Trust - 49,800
Citibank London - 170,400

Nortrust Nominees - 2,638,999
Royal Bank of Scotland - 455,400
State Street Bank & Trust Co - 806,400
RBSTB Nominees Ltd - 83,700
Citibank NA - 588,000
Deutsche Bank AG - 86,700
Chase Manhattan Nominee Ltd - 33,900
HSBC Bank plc - 176,900

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 28 May 2003

11. Date company informed

30 May 2003

12. Total holding following this notification

395,076,248 ordinary shares

13. Total percentage holding of issued class following this notification

12.911%

14. Any additional information

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International Inc., and Capital Research and Management Company.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:
State Street Nominees Ltd - 27,774,824
Bank of New York Nominees Ltd - 4,995,180
Chase Nominees Ltd - 90,544,853
BT Globenet Nominees Ltd - 2,111,691
Midland Bank plc - 34,697,733
Deutsche Bank Mannheim - 7,600
Bankers Trust - 9,306,133
Barclays Bank - 4,493,786
Citibank London - 3,384,738
Nortrust Nominees - 24,891,708
Royal Bank of Scotland - 107,400
MSS Nominees Ltd - 410,550
State Street Bank & Trust Co - 145,000
RBSTB Nominees Ltd - 16,500
Deutsche Bank AG - 12,900
HSBC Bank plc - 37,100
ROY Nominees Limited - 237,300
Mellon Nominees (UK) Limited - 2,934,009

Capital International Limited:
State Street Nominees Ltd - 2,949,400
Bank of New York Nominees - 22,969,515
Northern Trust - 2,298,225
Chase Nominees Ltd - 20,866,256

Midland Bank plc - 711,600
Bankers Trust - 7,801,800
Barclays Bank - 758,579
Citibank London - 953,300
Morgan Guaranty - 1,189,200
Nortrust Nominees - 13,556,038
Royal Bank of Scotland - 233,200
MSS Nominees Ltd - 1,050,000
State Street Bank & Trust Co - 1,913,500
Lloyds Bank - 451,400
Deutsche Bank AG - 4,389,407
HSBC Bank plc - 3,009,700
Mellon Bank N.A. - 795,103
Northern Trust AVFC - 294,300
KAS UK - 190,900
Mellon Nominees (UK) Ltd - 263,000
Bank One London - 1,326,722
Clydesdale Bank plc - 748,100

Capital International S.A.:
State Street Nominees Ltd - 124,900
Bank of New York Nominees - 532,247
Chase Nominees Ltd - 7,565,029
Credit Suisse London Branch - 324,200
Midland Bank plc - 1,798,200
Barclays Bank - 2,147,600
Citibank London - 297,000
Brown Bros - 141,300
Nortrust Nominees - 191,900
Morgan Stanley - 223,200
Royal Bank of Scotland - 6,506,694
MSS Nominees Ltd - 147,800
JP Morgan - 6,608,600
State Street Bank & Trust Co - 439,300
National Westminster Bank - 540,900
Lloyds Bank - 348,600
Vidacos Nominees Ltd - 633,505
RBSTB Nominees Ltd - 176,000
Citibank NA - 67,400
Deutsche Bank AG - 1,364,692
HSBC Bank plc - 1,499,000

Capital International, Inc:
State Street Nominees Ltd - 6,202,500
Bank of New York Nominees - 1,243,000
Chase Nominees Ltd - 5,865,200
Midland Bank plc - 404,200
Deutsche Bank Mannheim - 57,100
Bankers Trust - 49,800
Citibank London - 170,400

Nortrust Nominees - 2,638,999
Royal Bank of Scotland - 455,400
State Street Bank & Trust Co - 806,400
RBSTB Nominees Ltd - 83,700
Citibank NA - 588,000
Deutsche Bank AG - 86,700
Chase Manhattan Nominee Ltd - 33,900
HSBC Bank plc - 176,900

Capital Research and Management Company:
Chase Nominees Limited - 38,174,532

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given as at 2 June 2003

11. Date company informed

4 June 2003

12. Total holding following this notification

383,444,748 ordinary shares

13. Total percentage holding of issued class following this notification

12.531%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

4 June 2003